Exhibit 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended
	December 31,
	2009	2008	2007	2006	2005
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	($3,494)	($4,060)	($29,775)	$1,483	$1,291
Equity in (income) loss of unconsolidated investments	803	64	3	6	(107)
Fixed charges	2,047	2,094	2,213	2,242	1,742
Interest capitalized	(12)	(123)	(127)	(113)	(53)
Amortization of interest capitalized	85	80	72	107	98

Earnings (loss), as adjusted	(571)	(1,945)	(27,614)	3,725	2,971

Fixed charges:
Interest expense, gross	1,450	1,362	1,433	1,533	1,294
Interest capitalized	12	123	127	113	53
Portion of rentals representative of interest	585	609	653	596	395

Fixed charges	2,047	2,094	2,213	2,242	1,742

Preferred stock dividends paid	0	0	0	3	11
Total fixed charges	2,047	2,094	2,213	2,242	1,742

Total fixed charges and preferred stock dividends	2,047	2,094	2,213	2,245	1,753

Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	1.66	1.69

(1)	Earnings, as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.
(2)	Earnings, as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.
(3)	Earnings, as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.

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